

Mail Stop 3561

March 12, 2009

Mr. Jay Shafer
President and Chief Executive Officer
The Amacore Group, Inc.
485 North Keller Road, Suite 450
Maitland, Florida 32751

> **Re: The Amacore Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 31, 2008**
> **File No. 000-27889**

Dear Mr. Shafer:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant